May 9, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs
Assistant Director

	Re:	Registration Statement on Form S-4 for Document Security Systems, Inc.
(File No. 333-185134)

Dear Ms. Jacobs:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to May 10, 2013, at 4:00 p.m., New York time, or as soon as practicable thereafter. Please notify our outside counsel, Joseph Walsh, Esq., by phone at (212) 704-6030, by fax at (212) 704-5919, or by email at joseph.walsh@troutmansanders.com of the date and time that the registration statement has been declared effective.

Very truly yours,

By:	/s/ Robert B. Bzdick
Name: Robert B. Bzdick
Title: Chief Executive Officer

cc:	Maryse Mills-Apenteng, Special Counsel, United States Securities and Exchange Commission
Edwin Kim, Attorney-Advisor, United States Securities and Exchange Commission
Philip Jones, Chief Financial Officer, Document Security Systems, Inc.
Joseph Walsh, Esq., Troutman Sanders LLP
Jeffrey Schultz, Esq., Mintz Levin Cohn Ferris Glovsky & Popeo PC

May 9, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs
Assistant Director

	Re:	Registration Statement on Form S-4 for Document Security Systems, Inc.
(File No. 333-185134)

Dear Ms. Jacobs:

Document Security Systems, Inc. (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declaring the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Robert B. Bzdick
Name: Robert B. Bzdick
Title: Chief Executive Officer

cc:	Maryse Mills-Apenteng, Special Counsel, United States Securities and Exchange Commission
Edwin Kim, Attorney-Advisor, United States Securities and Exchange Commission
Philip Jones, Chief Financial Officer, Document Security Systems, Inc.
Joseph Walsh, Esq., Troutman Sanders LLP
Jeffrey Schultz, Esq., Mintz Levin Cohn Ferris Glovsky & Popeo PC